As filed with the Securities and Exchange Commission on May 17, 2013

File No. 812-14122

Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

In the Matter of the Application of:

TRITION PACIFIC INVESTMENT CORPORATION, INC.
TRITON PACIFIC CAPITAL PARTNERS, LLC
TRITON PACIFIC GROUP, INC.
TRITON PACIFIC ADVISER, LLC
TPCP FUND MANAGER, IV, LLC
TRITON PACIFIC INCOME & GROWTH FUND IV, LP
TRITON PACIFIC PLATINUM FUND IV, LP

__________________________________________

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER UNDER
SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHBITED BY
SECTIONS 17(d), 57(a)(4), and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1

__________________________________________

Please direct all communications to:

Triton Pacific Investment Corporation, Inc.
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024
Attention: Michael Carroll, Chief Financial Officer

(310) 943-4990

__________________________________________

Copies to:

Thomas C. Bacon, Esq.
Bacon Law Group
1601 N. Sepulveda Boulevard, No. 349
Manhattan Beach, CA 90266
(310) 880-2698

This document contains 14 pages (including exhibits),
which have been numbered sequentially.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the matter of:

TRITION PACIFIC INVESTMENT CORPORATION, INC.

TRITON PACIFIC CAPTITAL PARTNERS, LLC

TRITON PACIFIC GROUP, INC.

TRITON PACIFIC ADVISER, LLC

TPCP FUND MANAGER, IV, LLC

TRITON PACIFIC INCOME & GROWTH FUND IV, LP

TRITON PACIFIC PLATINUM FUND IV, LP

10877 Wilshire Boulevard, 12th Floor

Los Angeles, CA 90024

Amendment No. 1 to the Application

for an Order under Sections 17(d),

57(a)(4), and 57(i) of the Investment

Company Act of 1940 and Rule 17d-1

under the Investment Company Act of

1940 Permitting Certain Joint Transac-

tions Otherwise Prohibited by Sections

17(d), 57(a)(4), and 57(i) of the Invest-

ment Company Act of  1940 and Rule

17d-1.

INTRODUCTION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 57(a)(4) and 57(i) of the Investment Company Act of 1940 (the “Act”),1 and Rule 17d-1 promulgated under the Act,2 permitting certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the Act:

•	Triton Pacific Investment Corporation, Inc. (the “Company”);

•	Triton Pacific Capital Partners, LLC (“TPCP”) is a financial sponsor of private investment companies;

•	Triton Pacific Group, Inc. (“TPG”) is the holding company for TPCP and other affiliated companies;

•	Triton Pacific Advisor, LLC (the “Adviser”), the Company’s and the Affiliated Funds’ (as defined below) investment adviser, together with any future investment advisers controlling, controlled by, or under common control with, the Adviser that manage Future Affiliated Funds (as defined below), “Triton Management”);

•	TPCP Fund Manager, IV, LLC, (the “Fund Manager”) and together with any future general partner or managing member of an Affiliated Fund (as defined below) controlling, controlled by, or under common control with, the Fund Managers that manage Future Affiliated Funds (as defined below) (the “Triton General Partners”);[3] and

_______________________

1 Unless otherwise indicated, all section references herein are to the Act.

2 Unless otherwise indicated, all rule references herein are to rules under the Act.

3 The Fund Manager is directly wholly owned by and directly controlled by, TPCP. TPCP is controlled by TPG and TPG is controlled by the Principal (as defined below).

1

•	Triton Pacific Income & Growth Fund IV, LP, Triton Pacific Platinum Fund IV, LP (collectively, the “Existing Affiliated Funds” and, together with the Company, TPCP, TPG, the Adviser, Triton Management and Triton General Partners, the “Applicants”).

The relief requested in this application (the “Application”) would allow the Company (or, as the case may be, a Blocker Subsidiary(as defined below) or another business development company advised by the Adviser), on the one hand, and the Existing Affiliated Funds and any future entities advised by the Adviser or Triton Management (“Future Affiliated Funds”, together with the Existing Affiliated Funds, the “Affiliated Funds”),4 on the other hand, to participate in the same investment opportunities through a proposed co-investment program (the “Co-Investment Program”) where such participation would otherwise be prohibited under section 57 of the Act. Affiliated Funds that have the capacity to, and elect to, co-invest with the Company are referred to as “Participating Funds.” For purposes of this application, a “Co-Investment Transaction” means any investment opportunity in which the Company (or a Blocker Subsidiary) could not participate together with one or more Affiliated Funds without obtaining and relying on the Order and any transaction in which the Company (or a Blocker Subsidiary) participated together with one or more Funds in reliance on the Order.

The Company may, from time to time, form a special purpose subsidiary (a “Blocker Subsidiary”) (a) whose sole business purpose is to hold one or more investments on behalf of the Company; (b) that is wholly-owned by the Company (with the Company at all times holding, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Company’s Board has the sole authority to make all determinations with respect to the Blocker Subsidiary’s participation under the conditions to this Application; (d) that does not pay a separate advisory fee, including any performance-based fee, to any person; and (e) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. A Blocker Subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund because it would be a company controlled by the Company for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that a Blocker Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the Blocker Subsidiary’s participation in any such transaction be treated, for purposes of the Order, as though the Company were participating directly. Applicants represent that this treatment is justified because a Blocker Subsidiary would have no purpose other than serving as a holding vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and the Blocker Subsidiary. The Company’s Board would make all relevant determinations under the conditions with regard to a Blocker Subsidiary’s participation in a Co-Investment Transaction, and the Company’s Board would be informed of, and take into consideration, any proposed use of a Blocker Subsidiary in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of its Blocker Subsidiaries, the Company’s Board will also be informed of, and take into consideration, the relative participation of the Company and the Blocker Subsidiary.

All existing entities that currently intend to rely on the Order have been named as Applicants. Any other existing or future entity that relies on the Order in the future will comply with the terms and conditions of the Application.

I.	APPLICANTS

A.	Triton Pacific Investment Corporation, Inc.

The Company is an externally managed, closed-end, non-diversified management investment company. The Company filed a registration statement on Form N-2 under the Securities Act of 1933, as amended (the “1933 Act”) in connection with its initial public offering on June 14, 2011, which became effective on September 4, 2012. The Company filed an election to be regulated as a business development company (“BDC”) under the Act.5 In addition, the Company intends to elect to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”) and intends to continue to qualify as a RIC in the future. The Company’s principal place of business is 10877 Wilshire Boulevard, 12th Floor, Los Angeles, California 90027.

_______________________

4 Any Future Affiliated Fund will either be registered under the Act or exempt from registration as provided by Section 3(c)(1) or 3(c)(7) of the Act.

5 Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in section 55(a)(1) through 55(a)(3) of the Act and makes available significant managerial assistance with respect to the issuers of such securities

2

The Company’s investment objective is to maximize its portfolio's total return by generating current income from debt investments and long term capital appreciation from equity investments. The Company will seek to meet its investment objectives by:

•	Focusing primarily on debt and equity investments in small and mid-sized private U.S. companies;

•	Leveraging the experience and expertise of the Adviser and its affiliates in sourcing, evaluating and structuring transactions;

•	Employing disciplined underwriting policies and rigorous portfolio management; and

•	Maintaining a well balanced portfolio.

The Company’s business and affairs are managed under the direction of a board of directors (the “Board”). The Board currently consists of five members, three of whom are not “interested persons” of the Company as defined in Section 2(a)(19) of the Act (the “Independent Directors). The Board delegates daily management and investment authority to the Adviser pursuant to an investment management agreement (the “Investment Management Agreement”). An affiliate of TPCP serves as the Company’s administrator pursuant to an administration agreement. Craig Faggen (the “Principal”), who holds common control of TPG, TPCP and TPA, serves as a director of TPIC and as its Chief Executive Officer. Mr. Faggen will not benefit directly or indirectly from any Co-Investment Transaction, other than by virtue of the ownership of securities of the Company, and will not participate individually in any Co-Investment Transaction.

B.	Triton Pacific Capital Partners and Triton Pacific Group

TPCP has acted as a sponsor of multiple private funds, including the Existing Affiliated Funds, with the same investment objective and strategies as the Company. TPCP has entered into a management agreement with the Adviser whereby the Adviser will act as the adviser to TPCP’s Existing Affiliated Funds. TPCP is the managing member of the Fund Manager and TPG is the managing member of TPCP and other affiliated companies. The Principal controls both TPG and TPCP.

C.	Triton Pacific Adviser, LLC and Triton Management

Triton Pacific Adviser. TPA, a Delaware limited liability company that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment adviser to TPIC pursuant to the Investment Adviser Agreement (the “Adviser Agreement”) and the Existing Affiliated Funds, pursuant to an investment management agreement (the “Management Agreement”). TPA manages the day-to-day operations of, and provides investment advisory and management services to, TPIC (subject to the overall supervision of the Board) and the Existing Affiliated Funds. Under the terms of the Adviser Agreement and Management Agreement, as applicable, TPA: (i) determines the composition of the portfolios of TPIC and the Existing Affiliated Funds, the nature and timing of the changes to such portfolios and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments that TPIC and the Existing Affiliated Funds make (including performing due diligence on prospective portfolio companies); (iii) closes and monitors the investments TPIC and the Existing Affiliated Funds make; and (iv) determines the securities and other assets that TPIC and the Existing Affiliated Funds purchase, retain or sell. TPA’s services under the Adviser Agreement and the Management Agreement are not exclusive, and it is free to furnish similar services to other entities, consistent with its fiduciary duties to TPIC and the Existing Affiliated Funds.

The Company seeks to co-invest with the Existing Affiliated Funds. Additionally, Triton Management may serve as investment adviser to Future Affiliated Funds. Any such Future Affiliated Fund may seek to co-invest with the Company and Existing Affiliated Funds at that time. Any Existing or Future Affiliated Fund that co-invests with the Company will have substantially the same investment objectives and strategies as the Company.

3

The Adviser is controlled by TPG and the Principal controls TPG.

D.	Existing Affiliated Funds

Triton Pacific Income & Growth Fund IV, LP

Triton Pacific Income & Growth Fund IV, LP is a Delaware limited partnership and a parallel fund with Triton Pacific Platinum Fund IV, LP. The Fund Manager is the general partner of Triton Pacific Income & Growth Fund IV, LP and the Adviser is the investment adviser. The Fund Manager is responsible for managing the business of Triton Pacific Income & Growth Fund IV, LP. The Fund Manager is a wholly-owned subsidiary of TPCP and is under common control with the Adviser.

The investment strategy of Triton Pacific Income & Growth Fund IV, LP is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Triton Pacific Income & Growth Fund IV, LP is similar to the Company’s investment strategy.

Triton Pacific Platinum Fund IV, LP

Triton Pacific Platinum Fund IV, LP is a Delaware limited liability company and a parallel fund with Triton Pacific Income & Growth Fund IV, LP. The Fund Manager is the general partner of Triton Pacific Platinum Fund IV, LP and the Adviser is the investment adviser. The Fund Manager is responsible for managing the business of Triton Pacific Platinum Fund IV, LP. The Fund Manager is responsible for managing the business of Triton Pacific Income & Growth Fund IV, LP. The Fund Manager is a wholly-owned subsidiary of TPCP and is under common control with the Adviser.

The investment strategy of Triton Pacific Platinum Fund IV, LP is to generate current income and capital appreciation by investing in small and mid-sized private U.S. companies. The investment strategy of Triton Pacific Platinum Fund IV, LP is similar to TPIC’s respective investment strategy.

Each of the above Existing Affiliated Funds is a separate and distinct legal entity and each relies on the exemption from registration as an investment company under the Act provided by Section 3(c)(1) or 3(c)(7).

Any of the Affiliated Funds could be deemed to be persons identified in Section 57(b) of the Act to the extent that the Affiliated Fund may be deemed to be an affiliated person of the Adviser within the meaning of Section 2(a)(3)(C), thus requiring exemptive relief for certain co-investments with the Company. The Affiliated Funds and the Company are under common control.

II.	RELIEF FOR PROPOSED CO-INVESTMENT TRANSACTIONS

A.	Co-Investment in Portfolio Companies by the Company and the Affiliated Funds

It is anticipated that the Company will co-invest in portfolio companies with other Affiliated Funds advised by the Adviser. Other than pro rata dispositions and follow-on 1nvestments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Adviser will present each potential co-investment opportunity and the proposed allocation to the Eligible Directors, and the Required Majority will approve each co-investment transaction prior to any investment by the Company.

1.          Reasons for Co-Investing

It is anticipated that co-investment in portfolio companies by the Company and the Affiliated Funds should increase the number of favorable investment opportunities for the Company. The Co-Investment Program will be implemented if it is approved by a Required Majority (as defined below).

The Adviser expects that co-investment by the Company and the Affiliated Funds will provide the Company with the ability to achieve greater diversification and, together with the Affiliated Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Participating Funds co-invest.

4

A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed limits on exposure in a single investment. In addition, the Code imposes diversification requirements on companies, such as the Company, which seek certain favorable tax treatment under Subchapter M of the Code.6 In view of the foregoing, in cases where the Adviser identifies investment opportunities requiring larger capital commitments it must seek the participation of other entities with similar investment styles. The availability of the Affiliated Funds as investing partners of the Company may alleviate the necessity in certain circumstances.

The Company may have to forego some investment opportunities if it cannot provide all of the financing required by a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Adviser as a result of the Company’s inability to commit the entire amount of financing required by the portfolio company in a timely manner. By reducing the number of instances in which the Company’s individual or aggregate investment limits require the Adviser to arrange a syndicated financing with unaffiliated entities, the Company will likely be required to forego fewer attractive investment opportunities. With the assets of the Affiliated Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Adviser and the Board of the Company believe that it would be desirable for the Company to co-invest with the Affiliated Funds, and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.

At least quarterly, the Board of the Company will review the rationale for the Company’s Co-Investment Program and evaluate whether the program remains important to the Company.

2.          Mechanics of the Co-Investment Program

In selecting investments for the Company, the Adviser will consider the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to the Company. Similarly, in selecting investments for the Affiliated Funds, the Adviser will choose investments separately for each entity, considering, in each case, the investment objective, investment policies, investment position, capital available for investment, and other factors relevant to that particular investing entity. The Adviser expects that any portfolio company that is an appropriate investment for the Company should also be an appropriate investment for one or more Affiliated Funds, with certain exceptions based on available capital or diversification.

Under the Co-Investment Program, each co-investment would be allocated between the Company, on the one hand, and the Participating Funds, on the other hand. The Adviser will present each transaction and the proposed allocation of each investment opportunity to the directors eligible to vote under Section 57(o) (the “Eligible Directors”). The “required majority,” as defined in Section 57(o) of the Act (“Required Majority”) will approve each Co-Investment Transaction prior to any investment by the Company. No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made in accordance with the terms and conditions set forth in this Application.

The Co-Investment Program stipulates that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the Company’s purchase be the same as those applicable to the purchase by the Participating Funds.

Co-investment opportunities are to be allocated to the Company either (a) consistent with the Adviser’s allocation policy, based on the size recommended by the Adviser based on the Company’s available capital and the investment’s attributes (the “Recommended Amount”), or (b) if the size of the investment available is smaller than the sum of the Recommended Amounts for the Company and the Participating Funds, pro rata based on the capital available for the type of investment by the Company and the Participating Funds. The amount of the Company’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Company’s Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, an Affiliated Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Affiliated Fund’s directors, general partners or adviser or imposed by applicable laws, rules, regulations or interpretations.

_______________________

6 See I.R.C. Section 851(b)(3).

5

B.	Applicable Law

1.          Sections 57(a)(4) and 57(i) of the Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a). Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.

In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by the BDC in such joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.          Section 57(b) of the Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with, a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; and (D) any officer, director, partner, copartner, or employee of such other person.

6

C.	Need for Relief

The Co-Investment Transactions may be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that the Funds fall within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder. Because the Adviser is the investment adviser to each of the Affiliated Funds, the Company and the Affiliated Funds may be deemed affiliated persons within the meaning of Section 2(a)(3) to the extent the Affiliated Funds may be deemed to be controlled by or under common control with the Adviser. Because the Adviser is controlled by TPG, the Company, the Adviser, and the Affiliated Funds may be deemed to be affiliated persons within the meaning of section 2(a)(3)(C) by reason of common control.

D.	Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Existing Affiliated Funds, and any Future Affiliated Funds, to participate with the Company in the Co-Investment Transactions.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.  Although the various precedents may involve somewhat different allocation formulae, approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Ridgewood Capital Management, LLC and its affiliates, for which an order was granted on October 21, 2009, Medley Capital Corporation and its affiliates, for which an order was granted on February 27, 2012; and Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012.7

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before the investment is made, and other protective conditions set forth in this Application will ensure that the Company will be treated fairly.

If the Adviser or the Principal, or any person controlling, controlled by, or under common control with the Adviser or the Principal, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25 percent of the outstanding voting shares of the Company (the “Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

_______________________

7 Ridgewood Capital Energy Growth Fund, LLC, et al. Release Nos. IC-28931 (September 25, 2009) (notice) and IC-28982 (October 21, 2009) (order); Medley Capital Corporation, et. al., Investment Company Act Release Nos. 29968 (Feb. 27, 2012) (notice) and 30009 (Mar. 26, 2012) (order); and Gladstone Capital Corporation, et. al., Investment Company Act Release Nos. 30125 (June 29, 2012) (notice) and 30154 (July 26, 2012) (order).

7

Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating the Co-Investment Program, because the ability of the Adviser or the Principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed will be limited significantly. The Independent Directors shall evaluate and approve any such voting trust or proxy adviser, taking into accounts its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

The conditions to which the requested relief will be subject are designed to ensure that the Adviser or the principals of the Adviser would not be able to favor the Affiliated Funds over the Company through the allocation of investment opportunities among them. Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for one or more Affiliated Funds, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to either the Company or the Affiliated Funds as opportunities arise.

Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants. Applicants believe that the conditions will ensure that neither the Adviser nor the Principal would be able to favor the Affiliated Funds over the Company through the allocation of investment opportunities among them because, as a guiding principle, the conditions permit a co-investment transaction only if the Eligible Directors have made a determination that the proposed investment would not benefit an affiliated person other than the fund participating in the transaction and then only to the extent strictly permitted by the conditions.

G.	Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.           Each time the Adviser or any member of Triton Management considers a potential Co-Investment Transaction for an Affiliated Fund that falls within the Company’s then current investment objectives and strategies, it will make an independent determination of the appropriateness of the investment for the Company in light of the Company’s then-current circumstances.

2.            (a)           If the Adviser deems the Company’s participation in any Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company.

(b)           If the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and the Participating Funds’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Adviser will provide the Eligible Directors with information concerning each party’s available capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures.

(c)           After making the determinations required in conditions 1 and 2(a), the Adviser will distribute written information concerning the Co-Investment Transaction, including the amount proposed to be invested by each Participating Fund, to the Eligible Directors for their consideration. The Company will co-invest with a Participating Fund only if, prior to the Company’s and the Participating Fund’s participation in the Co-Investment Transaction, a Required Majority concludes that:

(i)        the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the Company or its stockholders on the part of any person concerned;

8

(ii)           the transaction is consistent with

(A)      the interests of the stockholders of the Company; and

(B)      the Company’s investment objectives and strategies (as described in the Company’s registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the Securities Exchange Act of 1934, as amended, and the Company’s reports to stockholders);

(iii)         the investment by the Participating Funds would not disadvantage the Company, and participation by the Company is not on a basis different from or less advantageous than that of any Participating Fund; provided, that if any Participating Fund, but not the Company, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if

(A)      the Eligible Directors shall have the right to ratify the selection of such director or board observer, if any;

(B)      the Adviser agrees to, and does, provide periodic reports to the Company’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)      any fees or other compensation that any Participating Fund or any affiliated person of a Participating Fund receives in connection with the right of the Participating Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among Participating Funds (who may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and

(iv)         the proposed investment by the Company will not benefit the Adviser or the Affiliated Funds or any affiliated person of either of them (other than the other parties to the Co-Investment Transaction), except (a) to the extent provided by condition 13; (b) to the extent provided by Sections 17(e) or 57(k); (c) indirectly, as a result of an interest in securities issued by one of the parties to the Co-Investment Transaction; or (d) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.           The Company has the right to decline to participate in any Co-Investment Transaction or to invest less than the amount proposed.

4.           The Adviser will present to the Board, on a quarterly basis, a record of all investments made by the Affiliated Funds during the preceding quarter that fell within the Company’s then-current investment objectives and strategies that were not made available to the Company, and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.            Except for follow-on investments made pursuant to condition 8 below, the Company will not invest in reliance on the Order in any portfolio company in which the Adviser, any Participating Fund, or any affiliated person of either of them is an existing investor.

6.            The Company will not participate in any Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for the Participating Funds. The grant to an Affiliated Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.            If any of the Participating Funds elects to sell, exchange, or otherwise dispose of an interest in a security that was acquired by the Company and such Participating Funds in a Co-Investment Transaction, the Adviser will:

(a)            Notify the Company of the proposed disposition at the earliest practical time; and

9

(b)            formulate a recommendation as to participation by the Company in any such disposition and provide a written recommendation to the Eligible Directors. The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Participating Funds. The Company will participate in such disposition to the extent that a Required Majority determines that it is in the Company’s best interests to do so. The Company and each of the Participating Funds will bear its own expenses in connection with any such disposition.

8.            If any Affiliated Fund desires to make a “follow-on investment” (i.e., an additional investment in the same entity) in a portfolio company whose securities were acquired by the Company and such Affiliated Fund in a Co-Investment Transaction or to exercise warrants or other rights to purchase securities of the issuer, the Adviser will:

(a)            notify the Company of the proposed transaction at the earliest practical time; and

(b)           formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company and provide a written recommendation to the Eligible Directors.

The Eligible Directors will make their own determination with respect to follow-on investments. To the extent that:

(i)         the amount of a follow-on investment is not based on the Company’s and the Participating Funds’ outstanding investments immediately preceding the follow-on investment; and

(ii)         the aggregate amount recommended by the Adviser to be invested by the Company in such Co-Investment Transaction, together with the amount proposed to be invested by the Participating Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the amount proposed to be invested by each such party will be allocated among them pro rata based on the ratio of the Company’s capital available for investment in the asset class being allocated, on one hand, and the Participating Funds’ capital available for investment in the asset class being allocated, on the other hand, to the aggregated capital available for investment for the asset class being allocated of all parties involved in the investment opportunity, up to the amount proposed to be invested by each. The Company will participate in such investment to the extent that a Required Majority determines that it is in the Company’s best interest. The acquisition of follow-on investments as permitted by this condition will be subject to the other conditions set forth in the Application.

9.            The Independent Directors will be provided quarterly for review all information concerning Co-Investment Transactions during the preceding quarter, including investments made by any Affiliated Funds which the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate, comply with the conditions of the order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10.          The Company will maintain the records required by Section 57(f)(3) of the Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f).

11.          No Independent Director will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the Act) of, any of the Affiliated Funds.

12.          The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) shall, to the extent not payable by the Adviser under its respective investment advisory agreements with the Company and the Participating Funds, be shared by the Company and the Participating Funds in proportion to the relative amounts of their securities to be acquired or disposed of, as the case may be.

10

13.          Any transaction fee (including break-up or commitment fees but excluding brokers’ fees contemplated by Section 57(k)(2) or 17(e)(2) of the Act, as applicable) received in connection with a Co-Investment Transaction will be distributed to the Company and the Participating Funds on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser or any other adviser that is part of Triton Management pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser or such other adviser, as the case may be, at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata between the Company and the Participating Funds based on the amount they invest in such Co-Investment Transaction. None of the Participating Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind (other than (a) in the case of the Company and the Participating Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Adviser, investment advisory fees paid in accordance with the applicable advisory or management agreements with the Company and the Participating Funds) as a result of or in connection with a Co-Investment Transaction.

14.          If the Adviser, the Principal, any person controlling, controlled by, or under common control with the Adviser or the Principal, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting securities of the Company (“Shares”), then the Holders will vote such Shares as directed by an independent third party (such as the trustee of a voting trust or a proxy adviser) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any matters requiring approval by the vote of a majority of the outstanding voting securities, as defined in section 2(a)(42) of the Act.

III.	PROCEDURAL MATTERS

A.          Communications

Please address all communications concerning this Application and the Notice and Order to:

c/o Triton Pacific Capital Partners, LLC
10877 Wilshire Boulevard, 12th Floor
Los Angeles, CA 90024Attention: Michael Carroll

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Thomas C. Bacon, Esq
Bacon Law Group
1601 N. Sepulveda, No. 349
Manhattan Beach, CA 90266
(310) 880-2698 (ph)
(310) 872-5537 (fax)

B.          Authorization

Pursuant to Rule 0-2(c) under the Act, Applicants hereby state that the Company, by resolution duly adopted by the sole shareholder on October 11, 2012 (attached hereto as Exhibit A), has authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Sections 57(a)(4) and 57(i) of the Act and Rule 17d-1 under the Act, for an order permitting certain joint transactions that may otherwise be prohibited under Section 57(a)(4) of such Act. Each person executing the application on behalf of the Applicants says that he has duly executed the Application for and on behalf of the Applicants; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application this 17th day of May, 2013.

[Signature page follows.]

11

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	Chief Executive Officer

TRITON PACIFIC INCOME AND GROWTH FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC PLATINIM FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC CAPITAL PARTNERS, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC GROUP, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC ADVISER, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TPCP FUND MANAGER IV, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

12

VERIFICATION

The undersigned states that he has duly executed the foregoing amendment number 1 to this Application, dated May 17, 2013, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

TRITON PACIFIC INVESTMENT CORPORATION, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	Chief Executive Officer

TRITON PACIFIC INCOME AND GROWTH FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC PLATINIM FUND IV, LP

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC CAPITAL PARTNERS, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC GROUP, INC.

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TRITON PACIFIC ADVISER, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

TPCP FUND MANAGER IV, LLC

By:	/s/ Craig J. Faggen
Name:	Craig J. Faggen
Title:	President

13

EXHIBIT A

Resolution of the Sole Shareholder
TRITON PACIFIC INVESTMENT CORPORATION, INC.

RESOLVED, that the sole shareholder of the Company is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the sole shareholder (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.

(Adopted on October 11, 2012)

A-1